SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

John E. Bonn

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1)	NAME OF REPORTING PERSONS Southcross Energy LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7% (3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Energy LLC (“SELLC”) owns of record 29.2% of Holdings and 29.6% of Southcross Holdings GP LLC, the non-economic general partner of Holdings. Therefore, SELLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC. Southcross Energy LLC (“SELLC”) owns of record 29.2% of Holdings and 29.6% of Southcross Holdings GP LLC, the non-economic general partner of Holdings. Charlesbank Capital Partners, LLC (“Charlesbank”) is the investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which hold of record an approximate 85.2% membership interest in SELLC. Therefore, Charlesbank may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP directly owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P. The name of the issuer is Southcross Energy Partners, L.P. (“SXE”), and the address of the principal executive offices of SXE is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

The Class B Convertible Units (including, without limitation, the Unpaid Class B PIK Rights equivalent to the Class B Convertible Units) convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date (as those terms are defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein); the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Borrower (as defined below) was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

Southcross Energy LLC and Charlesbank Capital Partners, LLC previously filed on Schedule 13G on February 19, 2013, and this Schedule 13D amends and restates such Schedule 13G in its entirety.

Item 2.	Identity and Background

Item 2 (a) through (c) of the Original Schedule 13D is hereby amended and restated as follows:

(a) through (c) The following describes the identities and principal businesses of the parties jointly filing this Schedule 13D:

Southcross Energy LLC (“SELLC”) is a Delaware limited liability company. The principal business of SELLC is to hold equity interests in Southcross Holdings LP and Southcross Holdings GP LLC. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Charlesbank Capital Partners, LLC (“Charlesbank”) is a Massachusetts limited liability company. The principal business of Charlesbank is to serve as investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”). The address of its principal office is 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

Southcross Holdings GP LLC (“Holdings GP”) is a Delaware limited liability company. The principal business of Holdings GP is to serve as the general partner of Southcross Holdings LP. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings LP (“Holdings”) is a Delaware limited partnership. The principal business of Holdings is to hold, directly or indirectly, equity interests in Southcross Holdings Guarantor GP LLC, Southcross Holdings Guarantor LP, Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP, Southcross Energy Partners GP, LLC and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Guarantor GP LLC (“Guarantor GP”) is a Delaware limited liability company. The principal business of Guarantor GP is to serve as the general partner of Guarantor. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Guarantor LP (“Guarantor”) is a Delaware limited partnership. The principal business of Guarantor is to hold, directly or indirectly, equity interests in Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower GP LLC (“Borrower GP”) is a Delaware limited liability company. The principal business of Borrower GP is to serve as the general partner of Borrower. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower LP (“Borrower”) is a Delaware limited partnership. The principal business of Borrower is to hold equity interests in SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

SELLC, Charlesbank, Holdings GP, Holdings, Guarantor GP, Guarantor, Borrower GP and Borrower are referred to in this Schedule 13D collectively as the “Reporting Persons” and individually as a “Reporting Person.” As a result of the relationship of the Reporting Persons, the Reporting Persons constitute a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended.

Set forth on Appendix 1 (constituting a part of this Schedule 13D) are the names, business addresses and positions of the respective executive officers and directors, as applicable, of the Reporting Persons and other persons controlling the Reporting Persons (collectively, the “Controlling Persons”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of February 14, 2016, 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units, and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units (including, without limitation, the Unpaid Class B PIK Rights equivalent to Class B Convertible Units) convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 35,068,406 Common Units, which constitutes approximately 61.7% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly

Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

Southcross Energy LLC

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Charlesbank Capital Partners, LLC

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Southcross Holdings GP LLC

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Southcross Holdings LP

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 35,068,406(1)(2)

Percentage: 61.7%(3)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 35,068,406(1)(2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 35,068,406(1)(2)

(1)	Borrower directly owns of record all of the 6,616,400 Common Units representing limited partner interests, 15,958,990 Class B Convertible Units representing limited partner interests, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Holdings, and its non-economic general partner interest is held by Guarantor GP, which is owned of record 100% by Holdings. SELLC owns of record 29.2% of Holdings and 29.6% of Holdings GP. Charlesbank Capital Partners, LLC is the investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which hold of record an approximate 85.2% membership interest in SELLC.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment in kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to the Unpaid Class B PIK Rights. Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. The 15,958,990 Class B Convertible Units includes 274,478 Class B Convertible Units issued to Borrower on November 9, 2015 and 269,758 issued to Borrower on August 10, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

EIG owns approximately 35.5% of Holdings and approximately 36% of Holdings GP, and Aggregator owns approximately 34% of Holdings and approximately 34.5% of Holdings GP.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, R. Blair Thomas, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, and Randall S. Wade are referred to collectively in this Schedule 13D as the “EIG Parties.”

Aggregator, together with BB-II Holdco LP, TW/LM GP Sub, LLC, Tailwater Energy Fund I, LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties and the Tailwater Parties, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights or Subordinated Units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The fourth paragraph of Item 6 is hereby amended and restated by adding the following sentence to the end of the paragraph:

On July 15, 2015, the members of Holdings GP increased the SXE GP Board from seven directors to eight directors and elected Nicholas J. Caruso, Jr. to the SXE GP Board. The SXE GP Board has determined that Mr. Caruso is an Independent Director.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2016

SOUTHCROSS ENERGY LLC, a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

CHARLESBANK CAPITAL PARTNERS, LLC, a Massachusetts limited liability company

By:	/s/ Tami Nason
Tami Nason
General Counsel and Chief Compliance Officer

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

APPENDIX 1

The name, principal address and position of the executive officers and directors, as applicable, of the following entities are as follows:

Southcross Energy LLC

Samuel P. Bartlett	Manager	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

David W. Biegler	Manager, Chairman, Chief Executive Officer and President	Chairman of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Jon M. Biotti	Manager	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Manager	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

David M. Mueller	Treasurer	Vice President, Commercial and Operations Support of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Charlesbank Capital Partners, LLC

Sam Bartlett	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Jon M. Biotti	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

J. Ryan Carroll	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Choe	Managing Director and President	Managing Director and President, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Eisenson	Managing Director and Chief Executive Officer	Managing Director and Chief Executive Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Andrew Janower	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Joshua Klevens	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tim Palmer	Managing Director and Chief Operating Officer	Managing Director and Chief Operating Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Mark Rosen	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Thonis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Brandon White	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kevin M. Brown	Chief Financial Officer	Chief Financial Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Stephanie Paré Sullivan	General Counsel and Chief Administrative Officer	General Counsel and Chief Administrative Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tami E. Nason	Chief Compliance Officer	Chief Compliance Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Southcross Holdings GP LLC

Jon M. Biotti	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Randall Wade	Director	Senior Vice President, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Wallace C. Henderson	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Jason Downie	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Edward Herring	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

David W. Biegler	Director, Chairman	Chairman of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings LP

The sole general partner of Southcross Holdings LP is Southcross Holdings GP LLC.

Southcross Holdings Guarantor GP LLC

David W. Biegler	Chairman	Chairman of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Guarantor LP

The sole general partner of Southcross Holdings Guarantor LP is Southcross Holdings Guarantor GP LLC.

Southcross Holdings Borrower GP LLC

David W. Biegler	Chairman	Chairman of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Borrower LP

The sole general partner of Southcross Holdings Borrower LP is Southcross Holdings Borrower GP LLC.